FOR IMMEDIATE RELEASE


TTI Telecom to Deliver Service Assurance Solutions to France Telecom group's NExT Program for Converged Networks & IT

ROSH HA'AYIN, Israel - April 8, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL - News; "TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that it has been selected and certified by France Telecom group as the resource and service supervision solution Group Core Component (GCC) standard for the strategic NExT program. TTI Telecom has accordingly become the recommended provider of resource and service supervision solutions for new projects across the entire France Telecom group - present in more than 220 countries and territories, serving over 170 million customers - providing the solution over fixed, mobile and Internet networks, service platforms and IT resources.
TTI Telecom has also announced the successful implementation of two supervision systems within France Telecom over environmental equipment and within Orange France over a 3G network, and is looking forward to additional implementations within France Telecom group.

"We are extremely proud of our selection by France Telecom group after a long, extensive technical evaluation," said Shachar Ebel, CTO of TTI Telecom. "This selection demonstrates our solution's quality, superiority and unique innovative functionality providing powerful and flexible products and solutions to create a competitive edge for our customers in managing their next generation converged networks."

"We found in TTI Telecom a technologically leading solution that will allow us to have a unified system across France Telecom group and yet provide the specific needs for all different affiliates," said Luc Henri Pampagnin, OSS domain manager at France Telecom. "TTI Telecom's solution will enable us to streamline our operations and improve our service quality to our customers."

In addition, TTI Telecom announced the successful implementation of a performance management project within Orange Spain and is looking forward to obtaining a similar certification over the performance management domain.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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